Public Amend

J6

16001984

SEC Mail Processing Section
MAR 24 2016
Washington DC
403

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELEVATION LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 NORTH TRYON STREET, SUITE 3010
(No. and Street)

CHARLOTTE (City) | NORTH CAROLINA (State) | 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SHEEHAN 704 926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100 (Address) | Charlotte (City) | North Carolina (State) | 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Sheehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elevation LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANE K. WILLIAMS
Notary Public
Stanly County
My Commission Expires
10/14/2016
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELEVATION, LLC

**Audited Consolidated Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2015
and Reports of Independent Registered Public Accounting Firm**

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

We have audited the accompanying consolidated financial statements of Elevation, LLC (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2015, and the related consolidated statements of operations, changes in members' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes to the consolidated financial statements. These consolidated financial statements are the responsibility of Elevation, LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Elevation, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of Elevation, LLC's consolidated financial statements. The supplemental information is the responsibility of Elevation, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Greer Walker LLP

March 23, 2016

GreerWalker LLP – Certified Public Accountants

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

ELEVATION, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	676,759
Receivables from brokers		417,009
Receivables from clearing firms		412,148
Deposits with clearing firms		250,866
Prepaid expenses		71,722
Advances to related parties		42,465
Property and equipment, net		115,471
Other assets		140,545
Total assets	$	2,126,985

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Accounts payable	$	274,280
Accrued expenses		1,071,949
Other liabilities		-
Subordinated debt		2,000,000
Total liabilities		3,346,229
MEMBERS' EQUITY (DEFICIT)		(1,219,244)
Total liabilities and members' equity (deficit)	$	2,126,985

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenues:		
Commissions	$	21,386,903
Interest and dividends		11,996
Total revenues		21,398,899
Expenses:		
Employee compensation and benefits		9,297,555
Consulting fees		4,688,496
Clearing fees		2,463,334
Travel and entertainment		1,300,872
Market data services		937,847
Technology		524,101
Investment Losses		382,870
Taxes		379,310
Insurance		360,151
Occupancy costs		353,777
Research		333,985
Professional fees		242,115
Interest		200,000
Regulatory		152,762
Utilities		117,385
Dues and subscriptions		80,299
Office		62,073
Depreciation		60,114
Communications and data processing		42,203
Other		143,055
Total expenses		22,122,304
Net loss	$	(723,405)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
Year Ended December 31, 2015

Net loss	$	(723,405)
Other comprehensive income:		
Change in foreign currency translation adjustments		(140)
Comprehensive loss	$	(723,545)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
As of and for the year ended December 31, 2015

	Class A	Class B	Total
Members' equity (deficit) - December 31, 2014	$ (410,246)	$ 25,000	$ (385,246)
Member contributions	434,760	-	434,760
Member withdrawals	(515,367)	-	(515,367)
Preferred return	-	(29,846)	(29,846)
Net Loss	(753,251)	29,846	(723,405)
Accumulated Other Comprehensive Income	(140)		(140)
Members' equity (deficit) - December 31, 2015	$ (1,244,244)	$ 25,000	$ (1,219,244)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of and for the year ended December 31, 2015

Subordinated Debt, December 31, 2014	$	2,000,000
Increase in subordinated debt		-
Subordinated Debt, December 31, 2015	$	2,000,000

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(723,405)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		60,114
Investment loss		382,869
Increase in receivables from brokers		(139,425)
Decrease in receivables from clearing firms		418,597
Decrease in prepaid expenses		49,606
Decrease in advances to related parties		758,298
Decrease in other assets		2,636
Increase in accounts payable		37,865
Decrease in accrued expenses		(400,615)
Net cash provided by operating activities		446,540
Cash flows from investment activities:		
Purchase of property and equipment		(38,747)
Investment in subsidiary		(400,000)
Net cash used in investment activities		(438,747)
Cash flows from financing activities:		
Preferred return Class B member		(29,846)
Member contributions		434,760
Member withdrawals		(515,367)
Net cash used in financing activities		(110,453)
Effect of exchange rate changes on cash		124
Net decrease in cash		(102,535)
Cash and cash equivalents, beginning of year		779,294
Cash and cash equivalents, end of year	$	676,759

Supplemental Cash Flow Information

Cash paid during the year for:		
Interest	$	200,000

See Accompanying Notes

Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Elevation Trading Limited. All significant intercompany transactions are eliminated in the consolidation process.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the consolidated financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue and prepares its consolidated financial statements on the accrual basis of accounting. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying consolidated financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2015, the tax years ended December 31, 2012 through 2015 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015.

Accounts Receivable

The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2015, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided.

Property and Equipment

Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Depreciation

Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $60,114 for the year ended December 31, 2015.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the consolidated income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events

In preparing the consolidated financial statements, the Company has evaluated subsequent events through March 23, 2016, which is the date the consolidated financial statements were available to be issued.

Note 2 – Revenue

The Company operates under fully disclosed clearing agreements with Merrill Lynch Broadcort ("Merrill Lynch"), R. J. O'Brien Securities LLC ("R.J. O'Brien"), Convergex Execution Solutions LLC ("Convergex"), and Societe Generale, London Branch ("Societe Generale"). These clearing firms clear certain securities transactions on behalf of the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

The Company also effects listed option transactions for its customers through the customers' prime brokers or directly with other broker/dealers. These trades are executed through various third party execution services for a per contract fee. The Company earns commissions on these transactions and bills the customer's prime broker directly or the broker/dealer.

Note 3 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $72,672 from Merrill Lynch, $19,249 from R.J. O'Brien, $153,074 from Convergex, and $59,084 from Societe Generale as of December 31, 2015.

The Company had deposits of $250,866 held by its clearing firms as of December 31, 2015. The clearing deposits are interest-bearing and are required under the clearing agreements between the Company and the clearing firms.

Note 5 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2015.

Note 6 – Lease Commitments

The Company leases office space in New Jersey and Connecticut under operating leases with terms expiring at various dates through September 2018. The Company is currently leasing some of its office space on a month-to-month basis. Rent expense under the office leases for the year ended December 31, 2015 totaled $299,168 and was included in occupancy costs in the accompanying Statement of Operations.

Aggregate future minimum lease payments under such leases as of December 31, 2015 are as follows:

Year ending December 31:	
2016	$207,986
2016	180,811
2017	108,470
Total	$497,267

Note 7 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member. Interest is payable quarterly based on a fixed rate of 10% and the note matures August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional $500,000. The total subordinated debt balance as of December 31, 2015 was $2,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8 - Related Parties

On December 1, 2015, the Company purchased Elevation Trading Limited ("Elevation Trading"), a broker-dealer based in London, United Kingdom, from an officer of the Company for $400,000. The acquisition was completed in order to align ownership of the two entities. Prior to 2015, the Company advanced a total of $758,298 to Elevation Trading, primarily to accommodate expansion and other short-term financing needs of the entity. These advances were unsecured, non-interest bearing and had no specified repayment terms. The Company made no advances to the entity during 2015. Upon completion of the acquisition, the advances were repaid in full.

Prior to 2015, the Company made advances to an entity partially owned by certain officers of the Company, primarily to accommodate short-term financing needs of the entity. These advances are unsecured, non-interest bearing and do not have specified repayment terms. The Company advanced $50,000 to the entity during 2015. The total amount of advances to the entity at December 31, 2015 is $92,465. During 2015, the Company paid $160,000 to the entity for access to its research services.

Note 9 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated November 2014, which specifies the rights and obligations of its members. The agreement provides for both Class A and Class B units, and governs the allocation of profits, losses and distributions to the respective ownership interests. The Company had only one Class B member as of December 31, 2015. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end. The Class B member has no voting rights.

The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2015, the preferred return and revenue participation amount due of $50,353 to the Class B member had been paid. The preferred return for the year ended December 31, 2014 is $234,211.

Note 10 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

Note 11 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had unconsolidated net capital of $316,355 which was $216,355 in excess of its required capital amount of $100,000 (required minimum). At December 31, 2015, the Company's net capital ratio was 4.42 to 1.

Note 13 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2015 and for the year ended, were reconciled to the accompanying consolidated financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (UNCONSOLIDATED)
As of December 31, 2015

Net Capital		
Total members' equity (deficit) qualified for net capital	$	(1,209,520)
Add allowable credit:		
Subordinated debt		2,000,000
Deductions for non-allowable assets:		
Receivables from brokers or dealers		(28,448)
Other assets		(330,206)
Net property and equipment		(115,471)
Net capital before haircuts on securities positions		316,355
Haircuts on securities		-
Net capital at December 31, 2015	$	316,355
Aggregate Indebtedness		
Liabilities, unconsolidated	$	1,398,588
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	93,239
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	216,355
Excess net capital at 1000%	$	176,496
Percent of aggregate indebtedness to net capital		442.09%
Reconciliation With Company's Computation		
(included in Part II of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	316,355
No audit adjustments		-
Net capital per above	$	316,355

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report

See Report of Independent Registered Public Accounting Firm

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Members of Elevation, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elevation, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elevation, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Elevation, LLC stated that Elevation, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Elevation, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevation, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

March 23, 2016

ELEVATION, LLC

EXEMPTION REPORT
Year Ended December 31, 2015

Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

Elevation LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[ii] All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Elevation LLC

I, Patrick J. Sheehan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: CEO

February 26, 2016

GreerWalker

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES ON THE SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

To the Members of Elevation, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Elevation, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified arties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies or wire transfers , noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments, noting no differences.

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

February 29, 2016

GreerWalker LLP – Certified Public Accountants

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

ELEVATION, LLC

STATEMENT OF SIPC ASSESSMENT AND PAYMENTS
For the Year Eneded December 31, 2015

Assessment as of December 31, 2015	$ 46,712
Less: prior payments applied	(24,159)
Balance Due, February 29, 2016	$ 22,553

See Report of Independent Registered Public Accounting Firm

Elevation

Elevation LLC
214 N Tryon Street
Suite 3010,
Charlotte
NC 28202, USA

T: +1 704.926.1100
F: +1 704.926.1155
E: info@elevationllc.net
W www.elevationllc.net

March 21, 2016

Ladies and Gentlemen:

Enclosed, please find copies of the audited financial statements of Elevation LLC. The firm is submitting these amended audited financials to reflect revisions to a footnote and a supplemental schedule.

The revisions to Footnote 12 on page 12 and Schedule 1 on page 13 resulted from discussions with FINRA regarding the treatment of net capital on a consolidated basis, and whether such consolidation resulted in an increase in the firm's net capital. To avoid any confusion and to ensure that net capital of Elevation LLC was not affected by the capital of its subsidiaries or affiliates, the changes were made to reflect changes to the calculation of net capital on an unconsolidated basis as of December 31, 2015. Please note, the firm's FOCUS report also has been amended and resubmitted to reflect the change. The changes did not reflect any material changes to the financial condition of the firm as of December 31, 2015.

Please feel free to contact me if you have any questions or if further information is required.

Sincerely yours,

Charles Lucas

Charles C. Lucas III
General Counsel and Chief Compliance Officer